Filed by Inco Limited Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Falconbridge Limited Commission File No. 1-11284 Inco Limited Commission File No. 1-1143
December 12, 2005
Employee Q&A

December 12, 2005
Employee Questions and Answers
Looking at the respective Company profiles, it appears that Falconbridge is bigger than Inco. How did it happen that Inco is buying Falconbridge and not the other way around?
Falconbridge is, in fact, a slightly bigger company than Inco in terms of revenue and other measures. However, there is no reason why Inco could not acquire a company that has higher revenues than we do. Falconbridge shareholders will receive a combination of cash and shares. Falconbridge shareholders will tender their shares for shares in the ‘new Inco’. When the deal is done, Inco shareholders will own 54% of the combined company and Falconbridge shareholders will own 46%.
Will employees be able to transfer between the two companies’ properties in Sudbury?
The question of mobility between the two operations is one that will be addressed in the integration process. At this time, how this will work is unknown. Integration is difficult at this stage because Inco and Falconbridge remain two separate companies. Our first priority is to remain focused on our business — specifically operating safely and delivering results. We can’t afford to lose focus on meeting our business objectives.
How will the Marketing function be handled in the ‘new Inco’?

Regulatory restrictions, for purposes of competition, are such that the Marketing Departments at the two companies cannot talk to each other prior to the deal being finalized. However, it is reasonable to expect the current Inco model for Marketing will be maintained. Inco has already declared publicly that it is prepared to divest Falconbridge’s Nikkelverk refinery and certain related marketing organizations, as a post-transaction event, if it is necessary to expedite the clearance process for the acquisition with regulatory authorities in Canada, the U.S. and Europe.
Where will the new company’s head office be located?
While the exact location is unknown at this point, in all likelihood it will be in downtown Toronto. Our facilities team will be working on this and other important decisions now and will be offering recommendations in the near future.
Inco in Sudbury did away with its Employee Suggestion Plan and Falconbridge still has one. Will the new company have an Employee Suggestion Plan?
At this point in time it is too early to say whether or not an Employee Suggestion Plan will be part of the combination of Inco and Falconbridge. These and other important questions from a human resource standpoint will be looked at closely as part of the integration process. We can tell you that employee ideas and input will continue to be sought and continue to be of great value to the new company.
How will this acquisition affect Inco’s Operations in the UK?
We will continue to operate our refineries in Clydach, Wales and Acton, England as we have in the past.
I read in a press release that Inco and Falconbridge have both been asked for additional information from the U.S. Department of Justice. What does this mean?

You may have noticed a number of non-Inco people working out of meeting rooms in the Toronto, Sudbury and Thompson offices lately. They are from Howrey LLP in the United States and have been hired by Inco to assist us in responding to the U.S. Department of Justice’s Second Request for information. This request is a part of a fairly standard process followed by the U.S. Department of Justice in evaluating large proposed acquisitions like the one contemplated between Inco and Falconbridge. The Howrey personnel have completed their work in Sudbury and Thompson and will be working out of our Toronto office until approximately December 9, 2005.
Forward-Looking Statements
This employee Q&A contains forward-looking information about Inco and the combined company after completion of the transactions described herein that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; statements regarding business and financial prospects; financial multiples; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to complete the eventual combination of the two companies; business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to our industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this employee Q&A represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including, but not limited to, Inco’s Annual Report on Form 10-K for the year ended December 31, 2004, and Inco’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005.
Important Legal Information
This communication may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. On October 24, 2005, Inco filed a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) with the SEC in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement and Inco’s and Falconbridge’s SEC filings free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.